EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS YEAR END RESULTS

TORONTO, Ontario (February 10, 2004) — Masonite International Corporation today announced its results for the year ended December 31, 2003. Masonite International Corporation reports in U.S. dollars.

Unaudited Financial Highlights
Fourth Quarter 2003 versus 2002

☐	Earnings per share increases 28.6%
☐	Net income increases 31.5%
☐	Sales increase 15.2% to $456 million
☐	EBITDA increases 18.1%
☐	EBITDA margin increases from 13.32% to 13.66%
☐	EBIT increases 21.2%
☐	EBIT margin increases from 10.37% to 10.91%

Unaudited Financial Highlights
Year ended 2003 versus 2002

The 2002 Comparative numbers exclude a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt

☐	Earnings per share increases 23.5%
☐	Net income increases 26.4%
☐	Sales increase 9.7% to $1.8 billion
☐	EBITDA increases 12.0%
☐	EBITDA margin increases from 12.95% to 13.22%
☐	EBIT increases 13.0%
☐	EBIT margin increases from 10.18% to 10.48%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	12/31/03	12/31/02	Increase

SALES	$455.9	$395.8	15.2%
EBITDA	$62.3	$52.7	18.1%
EBIT	$49.7	$41.0	21.2%
NET INCOME	$29.2	$22.2	31.5%
EPS	$0.54	$0.42	28.6%
DILUTED EPS	$0.53	$0.40	32.5%
AVERAGE SHARES (000’s)
BASIC	54,154	53,409
DILUTED	55,663	54,907

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Year Ended

The 2002 Comparative numbers exclude a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt

	12/31/03	12/31/02	Increase

SALES	$1,777.2	$1,619.5	9.7%
EBITDA	$234.9	$209.8	12.0%
EBIT	$186.3	$164.9	13.0%
NET INCOME	$107.7	$85.2	26.4%
EPS	$2.00	$1.62	23.5%
DILUTED EPS	$1.95	$1.57	24.2%
AVERAGE SHARES (000’s)
BASIC	53,857	52,628
DILUTED	55,319	54,322

Sales for the three month period ended December 31, 2003 were $455.9 million, a 15.2% increase over the $395.8 million reported in the same period in 2002. For the year ended December 31, 2003 sales were $1.78 billion, a 9.7% increase over the $1.62 billion reported in the same period in 2002.

Net income for the three month period ended December 31, 2003 was $29.2 million compared to $22.2 million in the same period in 2002. Earnings per share were $0.54 for the three month period compared to $0.42 per share in 2002. Net income for the year ended December 31, 2003 was $107.7 million compared to $85.2 million in the same period in 2002. Earnings per share were $2.00 for the year compared to $1.62 per share in the prior year. In July 2002, the Company recorded a non-recurring $3.0 million pre-tax gain ($4.4 million after tax, or $0.08 per share) on refinancing of debt which has been excluded from the comparative numbers above.

During the quarter, interest bearing debt declined by approximately $12 million. The debt-to-equity ratio decreased to 0.49 to 1.0 at December 31, 2003 compared to 0.89 to 1.0 at December 31, 2002.

Philip S. Orsino, President and Chief Executive Officer, stated, “We are very pleased with the organic sales growth of 9.7% for the year. This was at the high end of our target range of 7-10%. This growth was primarily driven by higher sales in exterior doors and the launch of several new product lines. The increase in sales was accompanied by higher earnings per share which were approximately 24% ahead of the previous year.”

As previously disclosed on December 8, 2003, Masonite signed a definitive agreement to acquire the residential entry door business of The Stanley Works for US$160 million in cash. Closing of the acquisition is subject to certain governmental approvals, which the Company expects to receive in the near future. Masonite has arranged senior bank financing to complete the acquisition.

Mr. Orsino also stated, “We have previously discussed three year financial targets ending in 2004. At this time, assuming economic conditions remain relatively stable, we are reaffirming our EBITDA and EBIT margin targets of 14% and 12% respectively. Also, we expect sales to continue to grow organically in the range of 7-10%. Net capital expenditures are not expected to exceed $50 million in 2004. The Company will not be providing any further financial guidance for 2004.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt to equity ratio, EBITDA and earnings measures excluding non-recurring items. In this press release, debt to equity ratio is defined as interest bearing debt, net of cash, divided by shareholders’ equity, EBITDA is defined as earnings before depreciation and amortization; other (income) expense; interest; gain on refinancing, net; income taxes; and non-controlling interest, EBIT is defined as earnings before other (income) expense; interest; gain on refinancing, net; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales respectively. Net capital expenditures are defined as additions to, less proceeds from the sale of, property, plant and equipment. Non-recurring items are defined as those items which are outside the normal course of operations and infrequent in nature. In this press release, the non-recurring items are made up of a net gain on refinancing of debt.

For more information contact:

Mr. Lawrence P. Repar or Mr. Robert V. Tubbesing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Year ended December 31
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$1,777,238	$1,619,516
Cost of sales	1,380,178	1,254,208

	397,060	365,308
Selling, general and administration	162,166	155,513

Income before the undernoted	234,894	209,795
Depreciation and amortization	48,561	44,855

Income before interest and income taxes	186,333	164,940
Other (income) expense	3,145	(998)
Interest	35,536	43,767
Gain on refinancing, net	—	(2,990)

	147,652	125,161
Income taxes	34,464	27,951

	113,188	97,210
Non-controlling interest	5,517	7,667

Net income	107,671	89,543

Retained earnings, beginning of period	295,854	206,311

Retained earnings, end of period	$403,525	$295,854

Earnings per share:
Basic	$2.00	$1.70

Diluted	$1.95	$1.65

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended December 31
(In thousands of U.S. dollars except per share amounts)

	2003	2002

Sales	$455,897	$395,808
Cost of sales	354,298	301,120

	101,599	94,688
Selling, general and administration	39,338	41,967

Income before the undernoted	62,261	52,721
Depreciation and amortization	12,544	11,688

Income before interest and income taxes	49,717	41,033
Other (income) expense	2,746	(341)
Interest	8,407	9,346

	38,564	32,028
Income taxes	8,376	7,777

	30,188	24,251
Non-controlling interest	990	2,042

Net income	29,198	22,209

Retained earnings, beginning of period	374,327	273,645

Retained earnings, end of period	$403,525	$295,854

Earnings per share:
Basic	$0.54	$0.42

Diluted	$0.53	$0.40

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31	December 31
	2003	2002

ASSETS
Cash	$129,676	$47,644
Accounts receivable	258,264	197,927
Inventories	321,145	293,878
Prepaid expenses	17,185	11,289
Current future income taxes	29,318	32,768

	755,588	583,506

Property, plant and equipment	752,110	711,601
Goodwill	130,475	124,001
Other assets	46,663	36,569
Long-term future income taxes	8,315	7,114

	937,563	879,285

	$1,693,151	$1,462,791

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$6,608	$3,830
Accounts payable and accrued liabilities	301,484	241,292
Income taxes payable	27,013	4,671
Current portion of long-term debt	35,498	35,582

	370,603	285,375
Long-term debt	447,260	498,000
Non-controlling interest	35,986	28,231
Long-term future income taxes	106,662	98,744

	960,511	910,350

Share capital	266,870	257,325
Contributed surplus	191	—
Retained earnings	403,525	295,854
Cumulative translation adjustments	62,054	(738)

	732,640	552,441

	$1,693,151	$1,462,791

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Year ended December 31
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$107,671	$89,543
Depreciation and amortization	48,561	44,855
Accretion of interest	—	7,840
Gain on refinancing, net	—	(2,990)
Non-controlling interest	5,517	7,667
Cash (reinvested in) from working capital and other	(6,977)	5,305

	154,772	152,220

Cash provided by (used in) investing activities
Proceeds from sale of assets	13,947	103,095
Acquisitions	(4,476)	(15,991)
Additions to property, plant and equipment	(49,454)	(43,503)
Other investing activities	(8,748)	(21,804)

	(48,731)	21,797

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	9,545	10,082
Increase (decrease) in revolving and other bank loans	2,357	(101,547)
Repayment of long-term debt	(51,140)	(86,462)

	(39,238)	(177,927)

Net foreign currency translation adjustment	15,229	10,943

Increase in cash	82,032	7,033
Cash, beginning of period	47,644	40,611

Cash, end of period	$129,676	$47,644

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended December 31
(In thousands of U.S. dollars)

	2003	2002

Cash provided by (used in) operating activities
Net income for the period	$29,198	$22,209
Depreciation and amortization	12,544	11,688
Non-controlling interest	990	2,042
Cash from working capital and other	68,963	22,681

	111,695	58,620

Cash provided by (used in) investing activities
Proceeds from sale of assets	13,947	876
Acquisitions	—	(1,063)
Additions to property, plant and equipment	(14,616)	(19,449)
Other investing activities	(6,635)	(5,460)

	(7,304)	(25,096)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,778	15
Decrease in revolving and other bank loans	(4,741)	(478)
Repayment of long-term debt	(7,759)	(45,295)

	(8,722)	(45,758)

Net foreign currency translation adjustment	4,063	3,927

Increase (decrease) in cash	99,732	(8,307)
Cash, beginning of period	29,944	55,951

Cash, end of period	$129,676	$47,644

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Year ended December 31
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$1,434,055	$1,325,396
Europe and other	380,573	320,018
Intersegment	(37,390)	(25,898)

	$1,777,238	$1,619,516

Segment operating income
North America	$179,142	$165,331
Europe and other	37,580	28,511

	216,722	193,842

Expenses
General	30,389	28,902
Interest	35,536	43,767
Other expense (income)	3,145	(998)
Gain on refinancing, net	—	(2,990)
Income taxes	34,464	27,951
Non-controlling interest	5,517	7,667

	109,051	104,299

Net income	$107,671	$89,543

Product line segment data

Sales:
Interior products	$1,164,563	$1,074,826
Exterior products	612,675	544,690

	$1,777,238	$1,619,516

During the quarter, the Company modified the manner in which each of the geographic segments is aggregated. The prior period comparatives have been adjusted to be presented on the same basis.

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended December 31
(In thousands of U.S. dollars)

	2003	2002

Sales
North America	$365,762	$318,449
Europe and other	99,916	88,307
Intersegment	(9,781)	(10,948)

	$455,897	$395,808

Segment operating income
North America	$50,701	$43,515
Europe and other	6,805	6,405

	57,506	49,920

Expenses
General	7,789	8,887
Interest	8,407	9,346
Other expense (income)	2,746	(341)
Income taxes	8,376	7,777
Non-controlling interest	990	2,042

	28,308	27,711

Net income	$29,198	$22,209

Product line segment data

Sales:
Interior products	$305,504	$265,408
Exterior products	150,393	130,400

	$455,897	$395,808

During the quarter, the Company modified the manner in which each of the geographic segments is aggregated. The prior period comparatives have been adjusted to be presented on the same basis.

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Year ended December 31
(In thousands of U.S. dollars)

	2003	2002

Net income based on Canadian GAAP	$107,671	$89,543
Effect of SFAS 133, net of tax	1,214	(13,835)

Net income based on United States GAAP	$108,885	$75,708

Earnings per share under United States GAAP:
Basic	$2.02	$1.44

Diluted	$1.97	$1.39

UNAUDITED NET INCOME RECONCILIATION OF CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Period of three months ended December 31
(In thousands of U.S. dollars)

	2003	2002

Net income based on Canadian GAAP	$29,198	$22,209
Effect of SFAS 133, net of tax	1,230	682

Net income based on United States GAAP	$30,428	$22,891

Earnings per share under United States GAAP:
Basic	$0.56	$0.43

Diluted	$0.55	$0.43